Exhibit 20.1

FOR IMMEDIATE RELEASE

At Laserscope:	At FRB\Weber Shandwick:
Eric Reuter, President & CEO	Scott Malchow, Analyst Contact
Dennis LaLumandiere, CFO	Linda Chien, General Inquiries
(408) 943-0636	(310) 407-6555

LASERSCOPE REPORTS FOURTH QUARTER 2002 RESULTS

Revenues Increase 32% From Fourth Quarter 2001
Continued Sales Momentum for Niagara PVTM Systems and Fiber-Optics

SAN JOSE, Calif. (February 13, 2003) – Laserscope (Nasdaq: LSCP), a pioneer in the development and commercialization of medical lasers and advanced fiber-optic devices, today reported that revenues for its fourth quarter ended December 31, 2002, increased 32% to $12.7 million from $9.6 million in the fourth quarter a year ago. Sequentially, revenues increased 21% from $10.5 million for the quarter ended September 30, 2002. Net income was $50,000, or break-even per share, for the quarter ended December 31, 2002, compared with net income of $120,000, or $0.01 per share, in the same period of 2001 and $192,000, or $0.01 per share, for the third quarter.

“Our top-line performance exceeded expectations and was driven by growth in both our core aesthetics business and emerging urology business,” said Eric Reuter, Laserscope President and CEO. “Sales of our products for aesthetic procedures remained strong worldwide with the majority of the growth coming from our U.S. sales efforts and our continuing exclusive relationship with McKesson Medical. Our U.S. sales of aesthetic products were up 67% over the same period in 2001. Additionally, revenues were bolstered again by sales growth of our Niagara PV products. During the quarter, we sold eight Niagara PV laser systems and 1,660 Niagara PV disposable fiber-optic delivery devices. When compared to the third quarter of 2002, unit volume of fiber-optics sold increased 50%. Over time, as the installed base of Niagara PV laser systems increases, we expect a growing stream of recurring revenues from the sales of fiber-optics.”

Gross margin was approximately 51%, a slight increase compared with approximately 50% for last year’s fourth quarter. Sequentially, the gross margin declined due primarily to distribution mix, as a larger proportion of sales was to lower-margin international distributors in the fourth quarter relative to the third. Selling, general and administrative expenses increased due to greater direct selling and marketing expenses and higher than expected legal costs. Legal expenses for the fourth quarter were approximately $470,000, up from approximately $200,000 in the third quarter and approximately $50,000 for the year-ago quarter, as a result of increased activity on existing litigation. Legal proceedings arise out of the Company’s ordinary course of business and Laserscope expects legal costs will fluctuate from quarter to quarter based on the level of activity.

“We will continue to invest heavily in the introduction of our new Photo-Selective Vaporization of the Prostate (PVPTM) procedure to the market,” stated Reuter. “As the initial stages of the launch are behind us, we have shifted our resource allocation from clinical and R&D expenses to sales, marketing and training expenses. We expect this investment to continue for the foreseeable future as we drive adoption of the procedure domestically and internationally.”

The Company’s cash position increased to $4.7 million at year end from $4.1 million at the end of the third quarter. For the next several quarters, Laserscope expects to continue to fund growth of Niagara PV with cash flow generated from its aesthetics business and from sales of the Niagara PV system.

Fiscal Year End Results
For the year ended December 31, 2002, revenues increased 23% to $43.1 million and net income rose to $323,000, or $0.02 per share, compared with revenues of $35.1 million and a net loss of $829,000, or $0.05 per share for 2001.

Adoption of PVP Procedure and Sales Growth of Niagara PV Products
According to industry sources, over 13 million U.S. men were diagnosed with Benign Prostatic Hyperplasia (BPH) in 2001, over 2 million of them required treatment, and approximately 180,000 were treated surgically. The number of surgical treatments is expected to grow to over 400,000 by 2006 as the total number of patients requiring treatment grows from 2.1 million in 2001 to 3.7 million in 2006. Because other current treatment options for BPH require longer recovery periods and result in a higher incidence of complications, the Company believes that many patients may choose its fast, virtually bloodless and minimally invasive PVP procedure. Clinical results have shown that the procedure provides immediate and complete symptom relief with an extremely low incidence of side effects.

Laserscope began selling the Niagara PV system and related disposable fiber-optic delivery devices in the first quarter of 2002. Since that time, the Company has sold 32 laser systems and 3,450 disposable fiber-optics. This sales growth shows continuing penetration of each of the target markets, which are U.S. hospitals and clinics, U.S. mobile service providers and international customers.

Clinical Superiority Validated by Multi-Site Study
“Urologists continue to demonstrate that the PVP procedure which uses the Niagara PV products to treat BPH is clinically superior to alternative treatments,” said Reuter. “As we announced in December, the early results from the multi-site clinical study, which was conducted last year, reinforced the long-term findings of the single-site, 55-patient Mayo study. The multi-site study consisted of 145 patients at six separate sites with the goals of validating previous results, improving training protocols and refining patient selection criteria. Some of the specific clinical data from the 2002 multi-site study will be presented at this year’s American Urology Association (AUA) meeting in April, as three papers have been accepted for presentation, one of which will be delivered from the podium.”

Industry and Outlook
As the Company discussed in November 2002, significant reductions to reimbursement for virtually all treatments of BPH are in the process of being implemented by the Centers for Medicare and Medicaid Services (CMS). While these reductions are beginning to have a short-term negative impact on the rapid growth in sales of Niagara PV products, Laserscope believes that in the long-term, the superior clinical outcomes will prove it to be the standard of care.

“We will continue our efforts to increase the reimbursement by working with our luminaries, the AUA and CMS, to show that while PVP needs greater reimbursement than it currently receives, the overall cost to healthcare delivery will be greatly reduced over time due to its adoption,” Reuter stated.

“Another challenge we are experiencing relates to some of our component suppliers,” continued Reuter. “Our steadfast commitment to delivering a quality product for this procedure has stretched some of our vendors to the point where we were unable to fulfill our Niagara PV laser backlog during January 2003 due to a shortage of some critical components. We are working with these suppliers to overcome these issues and are also in the process of developing alternative supply sources for these components. As a result of the components shortage which has delayed shipments of Niagara PV lasers and the typical seasonal decline in elective procedures during the holiday season, we expect procedure volume and fiber-optics sales during the first quarter to be lower than in the fourth quarter but to rebound during the second quarter.”

The Company is providing the following guidance for 2003:

•	Laserscope expects that overall laser sales will increase due to continued growth in Niagara PV products. The Company anticipates that it will sell approximately 7,500 Niagara PV fiber-optics during the year, with first quarter sales of these products at lower levels compared to the fourth quarter of 2002. Additionally, Laserscope believes that sales of aesthetic products will grow moderately in all markets. The Company expects that aggregate revenues for the year will exceed $50 million.

•	Gross margin, as a percentage of 2003 revenues, is expected to be 50% to 54%.

•	The Company expects research and development expenses during 2003 to be approximately 8% of net revenues, but may vary from quarter to quarter.

•	Selling, general and administrative expenses, as a percentage of net revenues, are expected to be marginally lower than the 2002 level of 42%, but remain relatively high in absolute terms in conjunction with continuing investment in educational and training support and marketing programs for the Niagara PV products.

•	Overall for the year, the Company expects net income between $0.10 and $0.15 per share, with the majority of earnings growth generated in the latter part of the year.

Management Conference Call
Management of Laserscope will hold a conference call on Thursday, February 13, 2003, at 8:00 AM PST/11:00 AM EST to discuss the quarter results. To listen to the call, please dial 800-240-5318 (303-205-0066 for international callers) at least five minutes prior to the start time.

Investors will have the opportunity to listen to the conference call live on the Internet through Laserscope’s web site at www.laserscope.com or through CCBN’s CompanyBoardroom at www.companyboardroom.com. Investors should go to the web site a few minutes early, as it may be necessary to download audio software to hear the conference call. A replay of the call will be available through February 20, 2003, by dialing 800-405-2236 (303-590-3000 for international callers), passcode 525651. A replay of the webcast will be available at CCBN’s CompanyBoardroom through March 13, 2003.

Additional information on Laserscope including an archive of corporate press releases is also available on the Company’s web site.

About Laserscope

Laserscope designs, manufactures, sells and services on a worldwide basis an advanced line of medical laser systems and related energy delivery devices for the office, outpatient surgical center, and hospital markets. More information about Laserscope can be found on the Company’s web site at www.laserscope.com.

Except for historical information presented, the matters discussed in this announcement may contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. These risks are detailed from time to time in the Company’s public disclosure filings with the U.S. Securities and Exchange Commission (SEC). Copies of Laserscope’s public disclosure filings with the SEC, including the most recent Annual Report on Form10-K and the most recent forms 10-Q are available upon request from its Investor Relations Department.

-Tables to Follow -

Laserscope
NiagaraTM Fiber Sales
2002

	Q1	Q2	Q3	Q4	YTD

U.S. Hospitals & Clinics	50	190	360	470	1,070
U.S. Mobile Service Providers	70	300	490	1,090	1,950
International Customers	0	70	260	100	430

Total	120	560	1,110	1,660	3,450

LASERSCOPE FINANCIAL SUMMARY
(Unaudited)

Condensed Consolidated Statements of Operations

	Three months ended		Twelve months ended
	December 31,		December 31,

(thousands except per share amounts)	2002	2001	2002	2001

Net revenues	$12,660	$9,604	$43,088	$35,087
Cost of sales	6,256	4,781	20,834	17,735

Gross margin	6,404	4,823	22,254	17,352
Operating expenses:
Research and development	947	1,035	3,837	3,756
Selling, general and administrative	5,303	3,584	17,626	14,043

	6,250	4,619	21,463	17,799
Operating income (loss)	154	204	791	(447)
Interest income (expense) and other, net	(81)	(71)	(382)	(337)

Net income (loss) before income taxes	73	133	409	(784)
Provision for income taxes	23	13	86	45

Net income (loss)	$50	$120	$323	$(829)

Basic net income (loss) per share	$0.00	$0.01	$0.02	$(0.05)

Diluted net income (loss) per share	$0.00	$0.01	$0.02	$(0.05)

Shares used in basic per share calculations	16,700	16,024	16,441	15,953

Shares used in diluted per share calculations	18,673	19,619	18,569	15,953

Condensed Consolidated Balance Sheets

	December 31,	December 31,
(thousands)	2002	2001

Assets
Current assets:
Cash & cash equivalents	$4,661	$3,408
Accounts receivable, net	10,287	8,427
Inventories	10,445	9,228
Other current assets	1,027	1,283

Total current assets	26,420	22,346
Property and equipment, net	1,808	2,067
Intangibles and other assets	935	1,069

Total assets	$29,163	$25,482

Liabilities and Shareholders’ Equity
Current liabilities	$10,935	$9,010
Convertible subordinated debentures (long-term portion)	2,686	3,000
Obligations under capital leases	60	60
Shareholders’ equity	15,482	13,412

Total liabilities and shareholders’ equity	$29,163	$25,482